15048510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH., DC

SEC FILE NUMBER
8-45304

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JHW Financial Services, Inc. dba Financial Telesis, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4340 Redwood Highway, Suite B-60
(No. and Street)

San Rafael (City) **California** (State) **94903** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James H. Williams **415-526-2750**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, **James H. Williams**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JHW Financial Services, Inc. dba Financial Telesis, Inc.**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KAREEM B. WHITE
Commission # 2039280
Notary Public - California
Marin County
My Comm. Expires Aug 27, 2017

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

December 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Shareholder
JHW Financial Services, Inc.
dba Financial Telesis, Inc.

We have audited the accompanying statement of financial condition of JHW Financial Services, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of JHW Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates

Walnut Creek, California

February 27, 2015

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	2,035,470
Deposit with clearing broker		100,000
Commissions receivable		485,502
Accounts receivable		176,069
Other assets		436,537
Total Assets	$	3,233,578

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	76,872
Commissions payable		730,565
Accrued expenses		427,406
Due to clearing broker		26,944
Deferred revenue		600
Total Liabilities		1,262,387
Stockholder's Equity		
Common stock (.5 stated value;10,000 shares authorized; 100 shares issued and outstanding)		5,000
Additional paid in capital		29,869
Retained earnings		1,936,322
Total Stockholder's Equity		1,971,191
Total Liabilities and Stockholder's Equity	$	3,233,578

See accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Income

For the Year Ended December 31, 2014

Revenue	
Commissions and fees	$ 60,813,911
Investment advisory fees	10,424,657
Consulting income	339,125
Other income	58,046
Gain on asset sale	11,918,801
Total Revenue	83,554,540
Operating Expenses	
Commissions	66,080,835
Compensation	4,337,719
Professional fees	695,092
Rent	54,249
Depreciation	9,100
Other operating expenses	476,774
Total Expenses	71,653,769
Income Before Income Taxes	11,900,771
Income tax	216,734
Net Income	$ 11,684,037

See accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
December 31, 2013	$ 5,000	$ 29,869	$ 1,637,709	$ 1,672,578
Distributions	-	-	(11,385,424)	(11,385,424)
Net income	-	-	11,684,037	11,684,037
December 31, 2014	$ 5,000	$ 29,869	$ 1,936,322	$ 1,971,191

See accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	11,684,037
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		9,100
Gain on asset sale		(11,918,801)
Loss on disposal of assets		107,083
(Increase) decrease in:		
Commissions receivable		4,947,160
Accounts receivable		966
Other assets		(408,922)
Increase (decrease) in:		
Accounts payable		(5,384)
Commissions payable		(4,786,768)
Due to clearing broker		1,787
Accrued expenses and deferred revenue		426,256
Net Cash Provided by Operating Activities		56,514
Cash Flows from Investing Activities		
Proceeds from sale		12,000,000
Purchases of equipment		(43,232)
Net Cash Provided by Investing Activities		11,956,768
Cash Flows from Financing Activities		
Distributions paid		(11,385,424)
Net Cash Used in Financing Activities		(11,385,424)
Net Increase in Cash and Cash Equivalents		627,858
Cash and cash equivalents at beginning of year		1,407,612
Cash and Cash Equivalents at End of Year	$	2,035,470

Supplemental Disclosures:

Taxes paid	$	216,734

See accompanying notes.

1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company"), a California S corporation, was incorporated on June 26, 1992 and registered as a broker-dealer and investment advisory firm under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company engages primarily in the brokerage of mutual funds, investment company products and investment banking activity.

Pursuant to an Asset Purchase Agreement, signed on July 3, 2014, certain assets of the Company were sold to two different entities. The transaction closed on August 2014. One entity purchased the intellectual property and registered representative list of all non-investment banking broker-dealer representatives of the Company. Another entity purchased the fixed assets of the Company, along with intellectual property and investment advisor list for all advisors licensed with the Company's Registered Investment Advisor.

JHW Financial Services will continue to operate as an investment banking firm and provide compliance consulting as well as Financial and Operations Principal services to other registered broker dealers.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2014.

Equipment
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000. All of the Company's assets were purchased for book value as of July 2, 2014, pursuant to an Asset Purchase Agreement. During 2014 the Company wrote off software costs in the amount of $107,083.

Securities Transactions
Commission revenues are related to securities transactions and are recorded on the trade date basis.

Investment Advisory Fees
Fees are generally billed to clients quarterly in advance or arrears, and based on either the period ending balance or average balance of total assets held. Investment advisory fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the underlying advisory agreements or when services are provided.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities. Fees earned in the form of securities are valued at market.

2. Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Commencing in 1995, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for applicable state income taxes. The Company is no longer subject to state income tax examinations by tax authorities for years before 2010.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The provision for income taxes shown consists of the Company's share of state income taxes of $216,734.

3. Deposit with Clearing Organization

The Company's clearing organization, Pershing LLC, requires that they maintain at least $100,000 in deposits.

4. Risk Concentration

The Company's cash and cash equivalents consist of cash held at three financial institutions where they each may exceed government insurance limits during the year. At December 31, 2014, the Company's uninsured cash balances totaled $1,985,926.

5. Employee Benefit Plan

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions. For 2014, the Company's matching contribution was $75,103. The plan was terminated as of August 31, 2014.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $1,321,432 which exceeded the requirement by $1,237,269.

7. Related Party Transactions

Pursuant to an Asset Purchase Agreement, all investment advisory fees paid to the Company after September 1, 2014, were transferred to Global Retirement Partners ("GRP"), and not recorded as revenue for the Company. At December 31, 2014 GRP owed the Company $11,656, which is included in accounts receivable on the accompanying statement of financial condition. The president of the Company became president of GRP after the acquisition.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Lease Obligations

The Company leases office space in San Rafael, California. The lease term began on November 21, 2003 and has been extended to expire on January 31, 2015. However, on July 1, 2014, the acquiring firm assumed the lease and the Company has no future lease payment obligation.

10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

December 31, 2014

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

Net Capital		
Total stockholder's equity	$	1,971,191
Less: Non-allowable assets		
Accounts receivable		176,069
Commissions receivable		37,154
Other assets		436,536
Total non-allowable assets		649,759
Net Capital		1,321,432
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,262,387 or $5,000, whichever is greater		84,163
Excess Net Capital	$	1,237,269

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2014)

There were no material differences noted in the Company's net capital computation at December 31, 2014

See accompanying notes.

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Shareholder
JHW Financial Services, Inc.
dba Financial Telesis, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) JHW Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that JHW Financial Services, Inc. met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates

Walnut Creek, California

February 27, 2015

Financial Telesis

YOUR FUTURE INTELLIGENTLY PLANNED

January 1, 2015

SEA 15c3-3 Exemption Report

I, James H. Williams, President of Financial Telesis, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) from June 1, 2014 through the remainder of the fiscal year ending December 31, 2014 without exception; and
3. There were no exceptions during June 1, 2014 through December 31, 2014 in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

James H. Williams
President
Financial Telesis, Inc.

4340 Redwood Highway, Suite B-60, San Rafael, California 94903 • Office 415 526 2750 • Fax 415 492 1229 • www.financialtelesisinc.com

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholder
JHW Financial Services, Inc.
dba Financial Telesis, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by JHW Financial Services, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

Walnut Creek, California

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3345********************MIXED AADC 220
045304 FINRA DEC
JHW FINANCIAL SERVICES INC
D/B/A FINANCIAL TELESIS INC
4340 REDWOOD HWY STE B 60
SAN RAFAEL CA 94903-2121

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 81771
   B. Less payment made with SIPC-6 filed (exclude interest) (61294)
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 20477
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JHW Financial Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 26 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 83,554,540

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 38,530,095

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Consulting Income, Interest and Gain on Disposal of Assets 12,315,970

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 32708475

2e. General Assessment @ .0025 $ 81771

(to page 1, line 2.A.)